Zemi Coffee Cart

Balance Sheet

Basis: Cash

As of 31 Dec 2025

Account	Total
Assets	
Current Assets	
Cash and Cash Equivalents	
Cash	
Total for Cash	**0.00**
Bank	
Business Checking **0730	273.72
Business Savings **9229	285.11
Entrepreneur Checking	19,507.90
Total for Bank	**20,066.73**
Total for Cash and Cash Equivalents	**20,066.73**
Accounts Receivable	
Total for Accounts Receivable	**0.00**
Other current assets	
Due from Zemi Coffee - Cafe	21,200.00
Total for Other current assets	**21,200.00**
Total for Current Assets	**41,266.73**
Non Current Assets	
Total for Non Current Assets	**0.00**
Fixed Assets	
Furniture and Equipment	34,902.06
Total for Fixed Assets	**34,902.06**
Other Assets	
Total for Other Assets	**0.00**
Total for Assets	**76,168.79**
Liabilities & Equities	

Account	Total
Liabilities	
Current Liabilities	
Accounts Payable	
Total for Accounts Payable	**0.00**
Other Current Liabilities	
Tips	48.46
Employee Reimbursements	400.28
Business Credit Card	4,890.12
Kiva-Loan	5,598.84
Tax Payable	5,657.77
Zemi Credit Card	5,668.51
Due to Zemi Coffee - Cafe	7,700.00
Total for Other Current Liabilities	**29,963.98**
Total for Current Liabilities	**29,963.98**
Non Current Liabilities	
Total for Non Current Liabilities	**0.00**
Other Liabilities	
Total for Other Liabilities	**0.00**
Total for Liabilities	**29,963.98**
Equities	
Retained Earnings	-24,324.92
Current Year Earnings	-13,170.48
Owner's Drawing	-12,860.01
Owner's Equity	22,624.29
Owner's Contribution	73,935.93
Total for Equities	**46,204.81**
Total for Liabilities & Equities	**76,168.79**

Amount is displayed in your base currency **USD

Zemi Coffee Cart

Profit and Loss

Basis: Cash

From 01 Jan 2025 To 31 Dec 2025

Account	Total
Operating Income	
Interest Income	1.29
Sales	43,973.39
Shipping Charge	62.39
Total for Operating Income	**44,037.07**
Cost of Goods Sold	
Bottle Water	307.95
Coffee Beans	6,588.79
Drink Supplies	2,845.47
Pastry Costs	8,168.42
Tea	330.96
Total for Cost of Goods Sold	**18,241.59**
Gross Profit	**25,795.48**
Operating Expense	
Advertising And Marketing	3,257.61
Bank Fees and Charges	156.24
Contractors	4,625.43
Credit Card Charges	80.00
Donation	275.00
Equipment	695.56
Gas	260.32
Insurance	541.50
IT and Internet Expenses	200.00
Legal and Professional fees	1,093.75
License Fees	2,191.56
Lodging	528.00

Account	Total
Meals and Entertainment	759.72
Office Supplies	925.51
Parking Expenses	79.00
Printify Merch	64.24
Printing and Stationery	78.74
Rent Expense	8,736.94
Repairs and Maintenance	1,044.71
Salaries and Employee Wages	1,728.94
Software & Subscription	3,972.55
Tax Expenses	4,481.49
Travel Expense	988.04
Utilities	717.72
Total for Operating Expense	**37,482.57**
Operating Profit	**-11,687.09**
Non Operating Income	
Other Income	41.33
Total for Non Operating Income	**41.33**
Non Operating Expense	
Interest_CC	1,524.72
Total for Non Operating Expense	**1,524.72**
Net Profit/Loss	**-13,170.48**

Amount is displayed in your base currency **USD